SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.
Corp. Tax ID (CNPJ/MF): 00.108.786/0001-65
Corporate Registry: 35.300.177.240
Publicly-Held Company
Rua Verbo Divino nº 1.356 – 1º andar , São Paulo-SP

Material Fact

NET Serviços de Comunicação S.A. (“NET” or “Company”), a publicly-held company with headquarters in the City and State of São Paulo, at Rua Verbo Divino nº 1.356 - 1º andar, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 00.108.786/0001 -65, pursuant to Paragraph 4 of Art. 157 of Law 6.404/76, as amended, and CVM Instruction 358/02, as amended, hereby announces that completed the Acquisition of the Minority Interest in the capital of Vivax S.A. (“Vivax”), in accordance with the Material Fact dated October 12, 2006.

NET acquired all the shares held by Horizon Telecom International LLC (“HTI”), becoming the holder of 36.7% of Vivax capital, 14.6% directly and 22.1% indirectly, through a minority interest in Brasil TV a Cabo Participações S.A. (“BTVC”).

The Acquisition of said Minority Interest took place via the issue of 1,355,713 common and 23,010,140 preferred shares. Globo Comunicação e Participações S.A. (“Globo”), Embratel Participações S.A. (“Embratel”) and the respective subsidiaries retaining shares in NET ceded their pre-emptive rights to the preferred shares in favor of HTI.

NET’s common shareholders subscribed and paid in in cash all the common shares issued through the exercise of their pre-emptive rights and leftovers. NET’s preferred shareholders subscribed and paid in in cash 2,988,032 of the preferred shares issued, corresponding to 12.98% of the total issued. HTI subscribed and paid in the remaining preferred shares with Vivax and BTVC shares, as part of the agreement for the Acquisition of the Minority Interest.

As a result, HTI will receive 20,022,108 preferred shares and R$65,856,255.28 in exchange for its interest in Vivax and BTVC. The cash amount received by HTI refers exclusively to the proceeds from the subscription of the preferred shares by NET shareholders exercising their pre-emptive rights.

As previously stated, in Material Fact dated October 12, 2006, the implementation of the Acquisition of Control of Vivax by NET, is subject to the approval of the National Telecommunications Agency - ANATEL. NET will keep its shareholders, the market and other interested parties informed on the implementation of the main steps of the Acquisition of Control of Vivax.

São Paulo, December 5, 2006.

     Leonardo P. Gomes Pereira
CFO and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 05, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.